SECU[barcode]SION

06003607

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 203

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53244

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Milestone Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 I Street, NW, Suite 800
(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Weil (202) 367-3002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

2 Hopkins Plaza, Suite 700	Baltimore	MD	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 27 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Weil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Milestone Advisors LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

My Commission Expires June 14, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

Milestone Advisors LLC

December 31, 2005

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Boards of Directors
Milestone Advisors LLC

We have audited the accompanying statement of financial condition of Milestone Advisors LLC (the "Company") (a Delaware Company) as of December 31, 2005 and the related statements of income, members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Advisors LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Baltimore, Maryland
February 17, 2006

Two Hopkins Plaza
Suite 700
Baltimore, MD 21201-2909
T 410.685.4000
F 410.837.0587
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

FINANCIAL STATEMENTS

Milestone Advisors LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
CURRENT ASSETS	
Cash	$2,330,050
Due from clearing broker	202,858
Accounts receivable	387,484
Due from employees	24,771
Prepaid expenses	30,000
Total current assets	2,975,163
OTHER ASSETS	
Property and equipment, net	69,462
Investments	358,625
	428,087
Total assets	$3,403,250
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$1,090,987
Deferred revenue	236,329
Due to parent	80,290
Total current liabilities	1,407,606
COMMITMENTS AND CONTINGENCIES	-
MEMBERS' EQUITY	1,995,644
Total liabilities and members' equity	$3,403,250

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF INCOME

Year ended December 31, 2005

Revenues:	
Advisory fees	$10,146,423
Reimbursed expenses	212,374
Interest and other income	138,261
	10,497,058
Expenses:	
Compensation and benefits	4,476,904
Administrative expenses	1,696,973
Travel and entertainment	483,186
Occupancy	423,334
Impairment loss on available for sale securities	549,938
	7,630,335
Income from continuing operations	2,866,723
Discontinued operations, net	13,025
NET INCOME	$ 2,879,748

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF MEMBERS' EQUITY

Year ended December 31, 2005

Members' equity, January 1, 2005	$ 3,605,896
Distributions	(4,490,000)
Net income	2,879,748
Members' equity, December 31, 2005	$ 1,995,644

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$ 2,879,748
Adjustments to reconcile net income to net cash provided by operating activities	
Investments received as consideration for advisory fees, net of write-down	(296,625)
Depreciation and amortization	7,848
Changes in assets and liabilities	
Accounts receivable	(158,058)
Due from employees	10,101
Accounts payable and accrued liabilities	474,762
Due from clearing broker	387,615
Prepaid expenses	(7,193)
Deferred revenue	12,139
Due to affiliates	(930,529)
Net cash provided by operating activities	2,379,808
Cash flows from investing activities	
Purchases of furniture and equipment	(57,457)
Proceeds from sale of investments	100,000
Net cash provided by investing activities	42,543
Cash flows from financing activities	
Distributions	(4,490,000)
NET DECREASE IN CASH	(2,067,649)
Cash at beginning of year	4,397,699
Cash at end of year	$ 2,330,050

The accompanying notes are an integral part of these financial statements.

Milestone Advisors LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Milestone Advisors LLC, a Delaware Limited Liability Company (the "Company"), is a broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is a non-clearing member of the National Association of Securities Dealers, Inc. ("NASD"). The Company does not carry any customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to provision K(2)ii of the Rule.

In addition to the broker-dealer services, the Company engages in investment banking services which include providing financial advisory services to institutional customers, advising and arranging capital sourcing, and assistance with mergers and acquisitions. The Company operates from leased facilities located in Washington, DC and Miami, Florida provided by its sole member, Milestone Merchant Partners, LLC ("MMP").

During 2005, the Company closed its operating location in Short Hills, New Jersey. The operations of this location are classified as discontinued operations. Revenue from this location during 2005 approximated $1.4 million.

Allocation of Expenses

The Company has an expense sharing agreement with MMP. MMP periodically incurs costs on behalf of the Company which are then allocated to the Company.

Revenue Recognition

The Company uses the accrual method of accounting and recognizes revenue in the period in which the services have been provided, the revenue is fixed and determinable and collectiblity is reasonably assured.

Advisory fees represent fees arising from financings for which the Company acts as an agent and fees earned from providing merger and acquisition advisory services. These fees are recognized at the time the transactions are completed and the income is reasonably determinable. Retainer fees received in advance are deferred and recognized as revenue ratably over the term of the contract or as services are performed.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition - continued

Reimbursed expenses are fees earned for expenses incurred by the Company during the performance of services related to advisory engagements.

Commissions are earned for introducing customers' security purchases and sales to the Company's clearing firm, and are recorded on a trade-date basis. All commission income for 2005 pertains to the discontinued operations.

Collectibility of Accounts Receivable

The Company does not maintain an allowance for doubtful accounts because based on management's estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management's judgment with respect to current economic conditions and in the opinion of management, is not required. Should business conditions deteriorate or any major client default on its obligations to the Company, an allowance may need to be established, which would have a negative impact upon the Company's operations. The allowance for doubtful accounts would be an estimate established through charges to administrative expenses.

Investments

The Company holds investments in United States domestic private equities which are recorded at cost.

The Company also holds investments in equity securities with a readily determinable market value. The Company classifies these equity securities as trading, available for sale or held to maturity. As of December 31, 2005, all of the Company's marketable securities are classified as available for sale. Trading and available for sale debt and equity securities are recorded at aggregate fair values. Fair values are determined as the last reported sales price on the valuation date. Changes in the fair value of trading securities are recorded currently as income (loss) and changes in the fair value of available for sale securities are included in other comprehensive income unless such changes are deemed to be other than temporary, which are recognized in the statement of income. Held to maturity debt and equity securities are recorded at amortized cost.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Due from Clearing Broker

The Company maintains an account with Citigroup Global Markets Inc. ("Citigroup") for the purpose of executing customer security purchases and sales. All trades are settled with institutional customers on a delivery versus payment basis and the Company does not hold any securities. Citigroup requires the Company to maintain a cash account balance , which amounted to $202,858 at December 31, 2005.

Income Taxes

As a single member limited liability company, the Company is required to report all items of income, credit, deduction, and loss in the tax returns of the Company's sole member. Accordingly, no federal income taxes are provided for by the Company in the accompanying financial statements.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and reported revenues and expenses. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. The Company capitalizes all purchases of property and equipment greater than $1,000. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, ranging from 5 to 10 years. The Company uses the straight-line method for computing depreciation.

Statement of Cash Flows

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE B - RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Company recognizes the expenses incurred by MMP on the Company's behalf as operating expenses. As of December 31, 2005, the Company was indebted to MMP for $80,290.

The assets of the Company have been pledged as collateral for a line-of-credit of MMP.

NOTE C - INVESTMENTS

During 2005, the Company received stock from a client as payment under a contract for advisory services. These shares are classified as available for sale securities and had an original value of $846,563. During the period, the Company recognized a loss of $549,938 on the stock, which has been accounted for as an other than temporary decline in market value and recognized as a loss in the statement of income.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2005
Computers and equipment	$28,159
Furniture and fixtures	3,841
Leasehold improvements	46,871
	78,871
Less accumulated depreciation	(9,409)
	$69,462

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Act and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2005, the Company had net capital of $1,125,302, which exceeded minimum net capital requirements by $1,031,462.

NOTE F - CONCENTRATION OF REVENUE

For the year ended 2005, one customer accounted for 19% of advisory fees.

SUPPLEMENTARY INFORMATION

Milestone Advisors LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Net capital	
Members' equity	$1,995,644
Deductions for non-allowable assets	
Accounts receivable and due from employees	412,255
Prepaid expenses	30,000
Investments	358,625
Property and equipment	69,462
	870,342
Net capital before haircuts on securities position	1,125,302
Haircuts on securities position	(14,200)
Net capital	1,111,102
Minimum net capital requirement - the larger of 6 2/3%of aggregate indebtedness of $1,407,606 or minimum net capital requirement $5,000	93,840
Excess net capital	$1,017,262
Ratio of aggregate indebtedness to net capital	1.27 to 1
Schedule of aggregate indebtedness	
Accounts payable and accrued liabilities	$1,090,987
Deferred revenue	236,329
Due to parent	80,290
	$1,407,606
Reconciliation with the Company's computation (included in Part II of Form X-17 A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$1,125,327
Adjustment to accrue additional expenses	(14,225)
Net capital per above	$1,111,102

Milestone Advisors LLC

STATEMENT REGARDING RULE 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under paragraph K(2)ii of the rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Milestone Advisors, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Milestone Advisors, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Two Hopkins Plaza
Suite 700
Baltimore, MD 21201-2909
T 410.685.4000
F 410.837.0587
W www.grantthornton.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Baltimore, Maryland
February 17, 2006